U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:	February 14, 2022

NEWS RELEASE

Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

Scully Royalty Ltd. announces clarification of ex-dividend date

HONG KONG (February 14, 2022) Scully Royalty Ltd. (the “Company”) (NYSE: SRL). On February 9, 2022, the Company announced that it has declared a cash dividend of C$0.25(US$0.18) per common share, payable on March 4, 2022, to shareholders of record on February 21, 2022. Given the observance of a United States federal holiday on February 21, 2022, this day will be considered a non-settlement day and as such the ex-dividend date has been changed to February 17, 2022.

Direct any questions regarding the information in this news release to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com.